

February 5, 2013

<u>Via E-mail</u>
Mr. Roland O. Burns
Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, TX 75034

      Re: **Comstock Resources, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2011
            Filed February 27, 2012
            Response Letter Dated December 6, 2012
            File No. 001-03262

Dear Mr. Burns:

We have reviewed your response letter dated December 6, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Critical Accounting Policies, page 51

Impairment of Oil and Gas Properties, page 52

1.   Your response to prior comment number one from our letter dated November 21, 2012 indicates, in one section, that "formal business planning is primarily focused on a one year forward looking period". In a separate section, your response indicates that "our business plan, which supports our drilling plan for future development of reserves, is based upon our impairment case price forecasts". Explain to us how your "formal business planning" differs from your "business plan", and explain in greater detail why you use different pricing assumptions for each of these purposes.

2.   With regard to your statement that "our business plan, which supports our drilling plan for future development of reserves, is based upon our impairment case price forecasts", clarify for us whether this means that your business plan uses the same pricing assumptions as those used for your impairment testing, or that your business plan uses pricing assumptions that are modified from, and different than, those used for your impairment testing. To the extent that the pricing assumptions for your business plan are different, clearly describe these differences to us and explain your reasons for them.

3.   We note the following discussion from your response to comment number two from our letter dated November 21, 2012:

> As described in our response to Item 2. of the Response Letter, we have observed in some instances that certain reserves which previously met the definition of proved undeveloped reserves based on the then prevailing first of the month average prices may become uneconomic in subsequent periods, primarily due to decreases in the first of the month average prices used for purposes of determining proved reserve quantities. For purposes of performing a test of recoverability, we re-evaluate the estimated future cash flows from these proved undeveloped well locations, and when the reserves from these well locations prove to be economic under the impairment case pricing and cost escalation assumptions, we include them in the risk-adjusted future cash flows from our probable reserves.

Clarify for us whether the quantities of probable reserves used in your impairment testing include any quantities beyond those included as a result of the process described above. If so, explain to us the source of and basis for these additional probable reserves. As part of your response, describe the specific uncertainties associated with the reserves and explain the significant actions, events or conditions necessary to bring them to production.

4.   In your response to prior comment one you state that you prepare multiple alternative estimates of future cash flows to determine final bid values for strategic acquisitions. Please clarify whether you typically apply multiple price scenarios to evaluate other estimates such as the recovery of deferred taxes or to prepare budgets or other projections. As FASB ASC 360-10-35-30 requires you to use reasonable assumptions that are consistent to those used in developing other information, please explain how you concluded your impairment model, which appear to use a single price case scenario to compute undiscounted future cash flows is consistent with this guidance.

5.   In addition, you state you use multiple alternative estimates of future cash flows with the objective of evaluating the sensitivity of the cash flows to price risk, cost risk and reserve risk. Please explain how these factors are considered and incorporated into your impairment testing model.

6.   On page 2 you state that used your cash flows from your impairment model to allocate the purchase price for proved reserves acquired in 2011. Please clarify whether your impairment model is based on market participant assumptions.

7.   In response to a comment from a prior review you had stated that oil and gas prices used to estimate undiscounted future cash flows for impairment testing purposes are escalated at 5% per year until the prices reach a specified cap. Please explain in greater detail your basis for using a 5% long term growth rate in your calculation and indicate whether this growth rate has been adjusted over time. In addition, tell us how you considered recent price trends when developing the 5% growth rate. Finally, tell us what your break even growth rate is in relation to this 5% growth rate.

8.   Your response to prior comment number two suggests that you have applied risk factors to the future net cash flows from probable reserves, rather than to the reserve quantities themselves. However, this is not clear. Please clarify for us the process through which you risk-adjust probable reserves, including the specific risk factor(s) applied. Please note that risk adjusting future net cash flows, rather than quantities, may not properly reflect the impact that capital and other fixed costs will have in the event that actual quantities are less than projected. See FASB ASC paragraph 932-360-35-8.

9.   Tell us the quantities and associated net future cash flows of proved and probable reserves used in your impairment testing as of December 31, 2011.

10.   In your response to prior comment two you state your pricing assumptions for estimating economically recoverable reserves is consistent in the manner in which reserves are estimated under the Petroleum Resources Management System (PRMS). When computing undiscounted future cash flows for impairment testing purposes, please tell us whether your estimate of reserve quantities is determined using an economic producibility or commercial producibility pricing assumption. That is, tell us whether you factor in a profit margin or rate of return when estimating reserves to be included in the computation of undiscounted future cash flows. If so, tell us the profit margin or rate of return used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant